"SUPPL"

CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

October 15, 2007

SEC MAIL PROCESSING
RECEIVED
OCT 24 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find attached as part of our disclosure requirement to your office, the Insider Transaction report for September, 2007.
This document is filed on the System for Electronic Disclosure by Insiders (SEDI)

SEDI

Document	Date Range
Insider Transaction Detail	September 1 to September 30, 2007

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

07027803

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Enclosure

Insider transaction detail - View details for issuer

2007-10-01 15:35 ET

Transactions sorted by : Insider
Issuer name : CV Technologies (Starts with)
Filing date range : September 1, 2007 - September 30, 2007
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Insider name: Buchanan, Bruce

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer

Security designation: Common Shares

1036442	2007-08-27	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-122,600	1.2000	15,225,709						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036443	2007-08-27	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-49,500	1.2100	15,176,209						
1036444	2007-08-27	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-49,300	1.2200	15,126,909						
1036445	2007-08-27	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-22,400	1.2400	15,104,509						
1036447	2007-08-27	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,900	1.2500	15,101,609						
1036448	2007-08-28	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-15,200	1.1500	15,086,409						
1036449	2007-08-28	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-35,000	1.1600	15,051,409						
1036451	2007-08-28	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,800	1.2000	15,038,609						
1036452	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-106,700	1.0000	14,931,909						
1036454	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-12,000	1.0100	14,919,909						
1036455	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-17,200	1.0300	14,902,709						
1036456	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-32,000	1.0400	14,870,709						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036457	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-102,200	1.0500	14,768,509						
1036458	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-33,100	1.0600	14,735,409						
1036459	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-200	1.0700	14,735,209						
1036460	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,100	1.0800	14,730,109						
1036461	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-5,200	1.0900	14,724,909						
1036462	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-28,200	1.1000	14,696,709						
1036464	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,800	1.1100	14,685,909						
1036465	2007-08-29	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-17,300	1.1500	14,668,609						
1036466	2007-08-30	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-113,000	1.0000	14,555,609						
1036467	2007-08-30	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-57,000	1.0100	14,498,609						
1036468	2007-08-30	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-3,500	1.0200	14,495,109						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036470	2007-08-31	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-75,200	1.0000	14,419,909						
1036471	2007-08-31	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-2,000	1.0100	14,417,909						
1036472	2007-09-04	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-317,500	1.0000	14,100,409						
1036473	2007-09-04	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-100	1.0100	14,100,309						
1036474	2007-09-05	2007-09-05	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-10,000	1.0000	14,090,309						
1040458	2007-09-07	2007-09-10	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-227,300	1.0000	13,863,009						
1040459	2007-09-07	2007-09-10	Indirect Ownership : Brubuck Inc.	10 - Acquisition or disposition in the public market	-152,700	1.0100	13,710,309						

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

1038386	2007-08-31	2007-09-07	Direct Ownership :	10 - Acquisition or disposition in the public market	+4,000	1.0000	4,000
1051184	2007-09-21	2007-09-28	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.9300	6,000

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1036344	2007-08-29	2007-09-05	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+8,000	1.0500	23,000						

Insider name: Montagano, Ross

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1035439	2007-05-28	2007-09-04	Direct Ownership :	00 - Opening Balance-Initial SEDI Report							Common Shares		
1035440	2007-08-24	2007-09-04	Direct Ownership :	50 - Grant of options	+600,000		600,000		1.2400	2013-08-24	Common Shares	+600,000	600,000

END